

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Joseph Mannello
Chief Executive Officer
MYOS RENS TECHNOLOGY INC.
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

> **Re: MYOS RENS TECHNOLOGY INC.**
> **Registration Statement on Form S-4**
> **Filed September 3, 2020**
> **File No. 333-248566**

Dear Mr. Mannello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Feldman